SECURITIES A[...] 12014974
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8- 018467

SEC MAIL PROCESSING SECTION RECEIVED MAR 1 2012 WASH, D.C. 196

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Maxwell Noll Investment Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

600 South Lake Avenue, Suite 502
(No. and Street)

Pasadena (City) CA (State) 91106-3908 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Michael B Noll 626/796-7133 (Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Lucas, Horsfal, Murphy & Pindroh, LLP
(Name – *if individual, state last, first, middle name*)

100 East Corson Street, Suite 200 (Address) Pasadena (City) CA (State) 91103-3841 (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Michael B Noll, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Maxwell Noll Investment Advisors, as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

N/A

Signature

President, CEO

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

State of California, County of Los Angeles
Subscribed and sworn to (or affirmed) before me on this 28th day of February, 20 12, by Michael B. Noll, proved to me on the basis of satisfactory evidence to be the person(s) who appeared before me.

Signature:

EVERLYN CHAU
Commission # 1944013
Notary Public - California
Los Angeles County
My Comm. Expires Jul 14, 2015

Maxwell Noll, Inc.

Financial Statements

December 31, 2011

(with Independent Auditors' Report Thereon)

Maxwell Noll, Inc.

INDEX TO FINANCIAL STATEMENTS

	Pages
Independent Auditors' Report	1
Statement of Financial Condition	2
Statement of Operations	3
Statement of Changes in Stockholders' Equity	4
Statement of Cash Flows	5
Notes to Financial Statements	6
Supplementary Schedules:	
I. Computation of Net Capital Under Rule 15c3-1.	9
II. Determination of Reserve Requirements Under Rule 15c3-3.	10
III. Information Relating to Possession or Control Requirements Under Rule 15c3-3	11

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Maxwell Noll, Inc.
Pasadena, CA

We have audited the accompanying statement of financial condition of Maxwell Noll, Inc. (a California corporation) (Company) as of December 31, 2011, and the related statements of operations, changes in stockholders' equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

As discussed in Note 2, for financial statement purposes, the Company records revenue at the time of billing. The Company does not record deferred revenue attributable to billings in advance of service to be provided which, in our opinion, should be recorded in order to conform with accounting principles generally accepted in the United States of America. If such deferred revenue had been recorded, retained earnings would have been reduced and current liabilities would have been increased by approximately $29,000 as of December 31, 2011. Net income would have been increased by approximately $2,000 for the year then ended.

In our opinion, except for the effects of not recording deferred revenue as discussed in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial position of Maxwell Noll, Inc. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The Schedules I-III on pages 9-11 are presented for purposes of additional analysis and are not a required part of the basic financial statements, but as supplementary information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and in our opinion, except for the effects of not recording deferred revenue as discussed in this report, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 23, 2012

Maxwell Noll, Inc.
STATEMENT OF FINANCIAL CONDITION
December 31, 2011

ASSETS

CURRENT ASSETS		
Cash and cash equivalents	$	35,716
Receivables from customers		2,092
Other receivables		8,996
Prepaid income taxes		2,179
Prepaid expenses		5,612
TOTAL CURRENT ASSETS		54,595
PROPERTY AND EQUIPMENT		
Office furniture and equipment		40,206
Less: Accumulated depreciation		(27,842)
Property & Equipment, net		12,364
Security Deposit		5,000
TOTAL ASSETS	$	71,959

LIABILITIES AND STOCKHOLDERS' EQUITY

CURRENT LIABILITIES		
Accounts payable		5,524
TOTAL CURRENT LIABILITIES		5,524
DEFERRED TAXES		572
TOTAL LIABILITIES	$	6,096
STOCKHOLDERS' EQUITY		
Common stock, authorized 750 shares		
Issued and outstanding 315 shares		52,200
Paid in capital		13,779
Retained earnings (deficit)		(116)
TOTAL STOCKHOLDERS' EQUITY		65,863
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$	71,959

The accompanying notes are an integral part of this statement.

Maxwell Noll, Inc.
STATEMENT OF OPERATIONS
For Year Ended December 31, 2011

Revenue	
Consulting income	$ 472,737
Commission income	16,383
Interest income	90
Total Revenue	489,210
Expenses	
Salaries	274,992
Rent	67,100
Insurance	27,900
Pension and profit sharing plan	26,316
Professional fees	25,905
Information technology and telecommunications	22,466
Payroll taxes	22,280
Advertising and promotion	14,916
Relocation expenses	11,278
Subscriptions & publications	9,188
Dues, fees & assessments	7,446
Office expense	7,348
Entertainment & travel	5,254
Other expenses	3,923
Postage & delivery	3,719
Depreciation	3,678
Marketing	890
Quotation expenses	705
Continuing education	401
Penalties	60
Total Expenses	535,765
Net Income (Loss)	$ (46,555)

The accompanying notes are an integral part of this statement.

Maxwell Noll, Inc.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2011

	Common Stock	Paid in Capital	Retained Earnings (Deficit)	Total Stockholders' Equity
Balance at January 1, 2011	$ 52,200	$ 13,779	$ 46,439	$ 112,418
Net Income (Loss)	-	-	(46,555)	(46,555)
Balance at December 31, 2011	$ 52,200	$ 13,779	$ (116)	$ 65,863

The accompanying notes are an integral part of this statement.

Maxwell Noll, Inc.
STATEMENT OF CASH FLOWS
For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ (46,555)
Adjustments to reconcile net income (loss) to net cash used in operating activities:	
Items not requiring cash	
Depreciation	3,678
Change in assets and liabilities:	
Decrease in receivables from customers	5,425
Increase in receivables from non-customers	(8,996)
Increase in prepaid income taxes	(320)
Increased in prepaid expenses	(675)
Increase in accounts payable	(4,374)
Increase in security deposit	(2,186)
Net Cash Used in Operating Activities	(54,003)
CASH FLOW FROM INVESTING ACTIVITIES	
Purchase of property and equipment	(6,420)
Net Cash Used in Investing Activities	(6,420)
NET DECREASE IN CASH DURING THE YEAR	(60,423)
CASH, BEGINNING OF PERIOD	96,139
CASH, END OF PERIOD	$ 35,716
SUPPLEMENTAL NON-CASH DISCLOSURE	
Income Taxes Paid	$ 320

The accompanying notes are an integral part of this statement.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Business Activity

Maxwell Noll, Inc. (Company) is a FINRA licensed broker-dealer. Its customers are individuals and the related commission revenue is recorded on a trade date basis net of clearance and brokerage charges.

The Company acts as an introducing broker-dealer, whereby all security transactions are cleared on a fully-disclosed basis with a clearing broker. The clearing broker-dealer receives and disburses all funds and maintains all customer records on behalf of the Company. The clearing broker remits the commissions net of its brokerage and clearing fees to the company.

Maxwell Noll Investment Advisors, a division of Maxwell Noll, Inc., is a registered investment advisor with the Securities and Exchange Commission. Maxwell Noll Investment Advisors manages money on a fee basis.

Revenue Recognition

Revenue is recognized when billed. Management fees not yet received are reflected as Receivables from Customers. See Independent Auditors' Report and Note 2.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Other receivables

Other receivables consist of refunds due to the Company as of December 31, 2011.

Property and Equipment

Property and equipment is stated at cost. Depreciation is provided using the straight-line method over the useful lives of the assets (five to seven years). When assets are sold or retired, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is included in income. Depreciation expense for the year ended December 31, 2011 is $3,678.

Federal and State Income Taxes

Federal and State Corporate Income Taxes are calculated based on the statutory rates applicable. Prepaid or deferred income taxes which result from timing differences in the recognition of income and expenses for income tax purposes versus financial statement purposes have been recognized.

2. REVENUE RECOGNITION

It is the Company's standard procedure to invoice its clients, in three-month cycles, for management fees at the beginning of the respective three-month investment period. Revenue is fully recognized when billed. Accounting principles generally accepted in the United States of America require that management fee revenue is recognized ratably over the related investment period, and unearned management fees are reflected as deferred revenue on the statement of financial condition.

Management fees were billed in November and December 2010, a portion of which was for services to be rendered during January and February of 2011. This amount aggregated approximately $31,000 and resulted in an overstatement of beginning retained earnings for the year ended December 31, 2011.

Likewise, management fees were billed in November and December 2011, a portion of which was for services to be rendered during January and February of 2012. This amount aggregated approximately $29,000 and resulted in an understatement of liabilities (deferred revenue) and overstatement of retained earnings as of December 31, 2011.

The net effect on net income of not recognizing revenue when earned is an understatement by approximately $2,000 for the year ended December 31, 2011

3. CONCENTRATIONS OF CREDIT RISKS

Transactions which potentially subject the company to concentrations of credit risk are very low. The company uses one broker for maintaining its clearance account. The value of cash and securities held by the broker do not exceed the mandated coverage provided by SIPC funded by broker/dealers. The Company has a rule that there must be sufficient cash or securities in the customers account prior to the execution of a transaction. If informed of a problem, the company immediately instigates a corrective action to limit any liabilities.

4. EMPLOYEE BENEFITS PLAN

The Company maintains a non-contributory, profit-sharing and savings plan for its employees. The Company may contribute up to 25% of compensation paid to eligible employees. The Company also has a voluntary Safe Harbor 40l(k) Plan and for employees. The contributions to the 40l(k) plan are elective and are not matched by the company. The Company does not have a formal sick and vacation plan and has not recorded any potential liability that might have accrued there on.

5. LEASE COMMITMENTS

The Company has an office operating lease expiring in August, 2016. As of December 31, 2011, minimum future payments under the non-cancelable lease is as follows:

2012	$	61,632
2013		61,632
2014		61,632
2015		61,632
2016		41,088
Total	$	287,616

6. NET CAPITAL REQUIREMENT

The Company is subject to the Uniform Net Rule (15c-3-1) of the Securities and Exchange Commission which requires the maintenance of minimum net capital and requires the ratio of aggregate indebtedness to net capital both as defined, shall not exceed 15 to 1. At December 31, 2011 the Company calculated net capital of $29,727 which was $24,727 in excess of its required net capital of $5,000. The Company calculated its ratio for aggregate indebtedness to net capital to be .21 to 1. The Company's calculation of the net capital requirement used a revenue recognition method which is not consistent with accounting principles generally accepted in the United States of America. See Independent Auditors' Report and Note 2.

7. SUBSEQUENT EVENTS

The Company has evaluated events occurring after the date of the accompanying statement of financial condition through February 23, 2012, the date the financial statements were available to be issued. The Company did not identify any material subsequent events requiring adjustment to or disclosure in the accompanying financial statements.

Maxwell Noll, Inc.
Schedule I - Computation of
Net Capital Under Rule 15c3-1
December 31, 2011

Total Ownership Equity	$	65,863
Non-Allowable Assets and Deductions		36,136
Haircuts on Securities		-
Net Capital		29,727
Required Net Capital		5,000
Excess Net Capital	$	24,727
Aggregate Indebtedness	$	6,096
Percent of Aggregate Indebtedness to Net Capital		20.51 %

The Company's Schedule I -Computation of Net Capital Under Rule 15c3-1 used a revenue recognition method which is not consistent with accounting principles generally accepted in the United States of America. See Independent Auditors' Report and Note 2.

Maxwell Noll, Inc.
Schedule II - Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
As of December 31, 2011

Supplementary Schedule 2

The Company operates on a fully disclosed basis with Wedbush Securities, Inc.

Wedbush Securities, Inc. confirms directly to customers and is responsible for carrying and clearing securities transactions.

The above procedures exempt the Company from the Reserve Requirements of Rule 15c3-3 (k) (2) (i).

Maxwell Noll, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of December 31, 2011

Supplementary Schedule 3

The Company operates on a fully disclosed basis. Clients are instructed to send all money and securities directly to the clearing broker, Wedbush Securities, Inc. If the company receives money or securities by mistake, it promptly forwards all money and/or securities received to Wedbush Securities thereby exempting Maxwell Noll, Inc. from Rule 15c3-3 (k) (2) (i) as it relates to possession and control requirements.

See Independent Auditors' Report

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

To the Board of Directors
Maxwell Noll, Inc.
600 S. Lake Avenue, Suite 502
Pasadena, CA 91106-3908

In accordance with Rule 17a5(e) (4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments Reconciliation (Form SIPC - 7T) to the Securities Investor Protection Corporation (SIPC) for the Year Ended December 31, 2011, which were agreed to by Maxwell Noll, Inc., and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc. and SIPC solely to assist you and the other specified parties in evaluating Maxwell Noll, Inc.'s compliance with the applicable instructions of the Transitional Assessment Reconciliation (From SIPC- 7T). Maxwell Noll, Inc.'s management is responsible for the Maxwell Noll, Inc.'s compliance with those requirements. This agreed upon procedures engagement was conducted is accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purposes for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payment respective cash disbursement records entries in Form SIPC7T with noting no differences.

2. Compared the amount reported on year ended December 31, 2011, reported in Form SIPC-7T for the audited From X-17A-5 for the as applicable, with the amounts year ended December 31, 2011.

3. Compared any adjustments reported in Form SIPC-7T with supporting schedules and working papers noting no differences.

4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7T and in the related schedules and working papers supporting the adjustments noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you. This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 23, 2012

LHMP Lucas, Horsfall, Murphy & Pindroh, LLP
Certified Public Accountants and Business Advisors

To the Board of Directors
Maxwell Noll, Inc.
600 S. Lake Avenue, Suite 502
Pasadena, CA 91106-3908

In planning and performing our audit of the financial statements of Maxwell Noll, Inc. for the year ended December 31, 2011 we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g) (1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by Maxwell Noll, Inc. including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g), making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a3(a)(ll) and for determining compliance with the exemptive provision of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under the Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and of the practices and procedures are to provide management with reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the AICPA. A material weakness is a condition in which the design or operation of the specific internal control component does not reduce to a relatively low level the risk that error or fraud in amounts that would be

material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that the practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and the related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purpose. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2011 to meet the SEC's objectives.

This report is intended solely for the use of management and the Securities and Exchange Commission and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and should not be used for any other purpose.

Lucas, Horsfall, Murphy & Pindroh, LLP

Pasadena, California
February 23, 2012

Maxwell Noll, Inc.

Financial Statements

December 31, 2011

(With Independent Auditors' Report Thereon)

LHMP

Lucas, Horsfall, Murphy & Pindroh, LLP

Certified Public Accountants and Management Consultants